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                              May 31, 2024

       Daniel Schmitt
       President and Chief Executive Officer
       Actuate Therapeutics, Inc.
       1751 River Run, Suite 400
       Fort Worth, TX 76107

                                                        Re: Actuate
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 24, 2024
                                                            File No. 333-279734

       Dear Daniel Schmitt:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1, Filed May 24, 2024

       Prospectus Summary
       The Offering, page 8

   1. We note your disclosure that the number of shares of common stock outstanding does not include the shares
issuable under restricted stock units to be granted to your president and chief executive officer
upon the closing of this offering pursuant to his employment agreement. You make
additional references to this grant on pages 10 and 62. However, in the description of your
employment agreement with Daniel Schmitt on page 159, you
                                                        disclose that Mr.
Schmitt would be entitled to receive shares of common stock rather than restricted stock units.
Such disclosure appears to be consistent with the employment agreement filed as
Exhibit 10.6. Please revise your disclosures as appropriate to reconcile this apparent
inconsistency or otherwise advise.
 Daniel Schmitt
FirstName  LastNameDaniel
Actuate Therapeutics, Inc. Schmitt
Comapany
May        NameActuate Therapeutics, Inc.
     31, 2024
May 31,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Janet Spreen, Esq.